May 7, 2009

Ms. Angela Crane
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
450 First Street N.W.
Washington, DC 20549

Re:           Implant Sciences Corporation (the “Company”)
File No. 001-14949

Dear Ms. Crane:

In connection with the Staff’s comment letter, dated March 16, 2009, regarding the above-referenced matter, we hereby respectfully submit the following responses electronically via EDGAR.

For convenience of your review, we have repeated the Staff’s question and comment immediately prior to our response.

Form 10-K for the year ended June 30, 2008

Management’s Discussion and Analysis or Plan of Operation, Page 22

Item 9A. Controls and Procedures, page 29

1.
Please refer to our prior comment 1.  We note that you have not completed your assessment of internal control over financial reporting as of June 30, 2008.  Since you were required to file or filed an annual report for the prior fiscal year, you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing to provide the required management’s report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

•
the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76).  You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf

•
the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77).  You can find this release at: http://sec.gov/rules/interp/2007/33-8810.pdf

•	the “Sarbanes-Oxley Section 404 – A Guide for Small Business” brochure at: http://sec.gov/info/smallbus/404guide.shtml

In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Please note that the failure to complete management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current and timely filing of Exchange Act Reports.  For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

We acknowledge the Staff’s comment relative to the Company’s disclosure controls and procedures as well as our internal controls over financial reporting.

Based upon management’s inability to complete its assessment of internal controls over financial reporting, the Company will amend its 10-K for the year ended June 30, 2008 based on our assessment, using the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework, the Company believes, as of June 30, 2008, our internal control over financial reporting was ineffective based on those criteria and a material weakness was identified.  The primary reason for the Company’s inability to complete such testing was that due to inadequate resources and staffing, the Company delayed the commencement of the evaluation of internal controls and could not complete the testing by June 30, 2008.  The Company will include disclosure that the material weakness identified is attributable to the fact that the Company did not complete the testing, evaluation and remediation of the Company’s internal controls due to insufficient financial accounting resources, including adequate oversight of the process and expertise associated with the documentation and testing of controls.  In addition, the Company lacks written policies and procedures and several of the Company’s controls are undocumented, which limited the Company’s ability to provide reasonable assurance that the controls were operating effectively as of June 30, 2008.  Further, the Company relies on detective and monitoring controls, which are generally less effective at preventing errors at the corporate level.

To remediate the Company’s inability to complete its assessment of internal controls, management will:  1) dedicate staff to provide for the documentation and testing of controls, 2) increase the oversight and training of accounting staff  in internal controls, 3)  draft written policies and procedures,  4) engage external resources to conduct the testing and, 5) identify methods to improve the internal controls over the financial reporting process and document management’s reviews of financial statements and schedules.

The implementation of remediation activities is a high priority of the Company.  We believe the actions outlined should correct the deficiencies in our internal controls.  However, given the Company’s size, accounting staffing levels, and financial resources, we will be challenged in our efforts to complete our remediation quickly.

The Chief Financial Officer and Controller participated in the financial close process for the year ended June 30, 2008 and undertook a thorough review of the Company’s financial statements to ensure that they were prepared in conformity with generally accepted accounting principles and  had sufficient information about the flow of transactions to identify where potential material misstatements, due to ineffective internal controls, could occur.   Accordingly, management believes the consolidated financial statements and schedules included in Form 10-K for the year ended June 30, 2008 fairly present in all material respects the Company’s financial position, results of operations and cash flows for the periods presented.

Form 10-Q for the period ended December 31, 2008

Financial Statements, page 3

Note 11. Long-Term Debt and Credit Arrangements, page 12

Senior Secured Convertible Promissory Note, Page 13

2.
We note that you transferred your entire interest in 1,500,000 shares of the common stock of CorNova, a privately-held, development stage medical device company, to DMRJ Group in lieu of paying any commitment or closing fees.  We also note that you determined the fair value of the CorNova common stock based on an estimate “of a market-equivalent fee, factoring in the Company’s liquidity and financial condition on the date of the note issuance.”  Please tell us more about how you determined the fair value of the CorNova shares as well as how you calculated the gain on the transfer of the shares to DMRJ.  Additionally, please explain and support the entries that you recorded in connection with the transaction.  Cite the guidance upon which you based your accounting.

We acknowledge the Staff’s comment relative transfer of the CorNova shares to DMRJ Group in lieu of paying any commitment or closing fees as part of the financing obtained from DMRJ Group.

SFAS 140 – “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities.  Financial assets and liabilities are assets and liabilities that qualify as financial instruments as defined in paragraph 3 of SFAS 107, “Disclosures about Fair Value of Financial Instruments” define a financial instrument as cash, evidence of an ownership interest in an entity or a contract that both: imposes on an entity a contractual obligation (1) to deliver cash or another financial instrument or (2) to exchange other financial instruments on potentially unfavorable terms with the second entity; and, conveys to that second entity a contractual right (1) to receive cash or another financial instrumentfrom the first entity or (2) to exchange other financial instruments on potentially favorable terms with the first entity.

Per paragraph 9 of SFAS 144, a transfer of financial assets in which the transferor surrenders control over those financial assets shall be accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange.  Upon completion of the transfer, the transferor shall recognize in earnings the gain or loss on the sale.

Fair value is the price that would be received to sell or transfer an asset in an orderly transaction between market participants at the measurement date.  The measurement of fair value reflects current market participant assumptions about the future inflows associated with an asset, or the future economic benefit.

In exchange for the 1,500,000 shares of CorNova common stock, DMRJ Group eliminated the 6% facility fee and reduced the interest rate to 11% per annum from 14% per annum which had been proposed in their original term sheet.  Given that CorNova is privately-held, quoted prices for the common stock are not available and further, Implant Sciences did not have access to CorNova’s financial information to calculate an asset-based valuation or a discounted cash flow valuation based on CorNova’s projected future operating results. The Company determined a range of potential fair values for the CorNova common including term sheet commitment fee, equal to 6% of the financing, or $336,000, plus the reduction in the stated interest rate on the senior secured convertible promissory note from 14% per annum to 11% per annum, or $168,000 or an estimate of the fair value assuming a $0.40 per share fair value, based on the Company’s knowledge that options had been issued in during the fall 2008 at this strike price, or $600,000.  In determining the CorNova common stock fair value, the Company discounted the $0.40 per share strike price: (i) given the severe contraction in the global economy, which has impacted the operating results and financial condition of virtually all companies, including companies operating within the medical device industry; (ii) there is no active market to sell or purchase the CorNova shares; (iii) our inability to assess the financial condition of CorNova; and (iv), imperfect data.  Based on these factors, the Company determined the fair value of the CorNova common stock to range between $336,000 and $600,000 and determined the fair value to be $468,000; the average of those two amounts.

As disclosed in Note 21.  Investment in CorNova, Inc.  in the Notes to Consolidated Financial Statements for year ended June 30, 2008, the Company disclosed that as a result of the cumulative losses incurred by CorNova, the Company’s investment in CorNova had been written down to $0 as of June 30, 2008.  The gain on the transfer of the CorNova shares represents the difference between the fair value calculated, $468,000 and the carrying value, which was $0.

The entry to record the gain:
Dr                      Cr
Senior Secured Convertible Promissory Note                                                                                               $468,000
Gain on transfer of CorNova stock                                                                                                              $468,000

The Company will expense the fair value determined for the CorNova common stock to interest expense over the term of the senior secured promissory note.  Consequently, the Company accreted approximately $31,000 of the fair value of the CorNova common stock in the three months ended December 31, 2008, which was recorded as interest expense in the statement of operations.
Dr                      Cr
Interest expense                                                                                       $31,000
Senior Secured Convertible Promissory Note                                                                                                                       $31,000

Note 19. Discontinued Operations, page 18

3.
We note that you sold the assets of your Core System to Core Systems Incorporated, a newly formed entity owned by your subsidiary’s general manager for $3 million plus the assumption of certain liabilities.  Please address the following:

•
Tell us the related party relationship between the company, C Acquisition Corp (your subsidiary), Laurus, and Core Systems Incorporated.  Discuss if the general manager still works for your subsidiary and if the “other investors” are common owners.

•
We note that the buyer made cash down payments totaling $1,375,000, issued a promissory note for the remaining $1,625,000 and granted a security interest in all of their assets to secure their obligation under the promissory note.  We also note that the buyer is now in default on the promissory note.  Tell us whether or not the collection of the note is reasonably assured.  Explain if any payment under the note is dependent on the future successful operations of the business.  Specifically discuss if you will take back the assets if the buyer is unable to pay the remaining obligation.

•	Tell us how you concluded that the $250,000 payment in default is appropriately recorded as a current asset in your balance sheet.
•
Explain any continuing involvement by the company in the business of Core Systems.  For example, explain if you share major customers or contracts, have common board members; voting interest or are involved in the continuing operations of this entity.

•	Please tell us your consideration of SAB Topic 5.E, specifically your consideration that the risks of the business have not, in substance been transferred to the buyer.
4.
In this regard, we note that you treated the sale as discontinued operations under SFAS 144.  Please explain why you believe that this component qualifies for discontinued operations under paragraph 42 of SFAS 144.  Note that any significant continuing involvement in the operations of the component after the disposal transaction would preclude discontinued operations reporting.  Refer to the guidance in paragraph 42 of SFAF 144 and EITF-03-13 in you response.

We acknowledge the Staff’s comment relative to the Company’s sale of the assets of Core Systems to Core Systems Incorporated.

C Acquisition Corp, a wholly-owned subsidiary of the Company, operated under the name Core Systems, therefore, C Acquisition Corp is a related party.

Laurus Capital Management, including its affiliated Laurus Master Fund, LTD, an investment adviser registered with the U.S. Securities and Exchange Commission, provided funding to the Company by virtue of the Securities Purchase Agreement executed by the parties.  Laurus is not a related party.

Core Systems Incorporated was formed by Walt Wriggins, the former general manager of C Acquisition Corp (d/b/a Core Systems) and other investors.  In accordance with Article IV of the November 14, 2008 Asset Purchase Agreement, Section 4.1d. “Seller shall have terminated the employment of all employees of the Business”.  Effective with the sale, Mr. Wriggins’ employment with the Company was terminated.  To the best of our knowledge, the “other investors” are not common owners.

We believe that the collection of the note is reasonably assured.  Core Systems Incorporated has paid the installment payments due on February 1, 2009, March 1, 2009, April 1, 2009 and May 1, 2009, paid $125,000 in November 2008, paid the $500,000 December 2008 payment and our expectations are that they will continue to pay the remaining installments until the note is paid in full.  Similar to most borrowing arrangements, payment of the note issued by Core Systems Incorporated is dependent on the future successful operations of the business.

Our preference would be to work with Core Systems Incorporated should they experience cash flow difficulties, which could preclude timely payment of installments due on the promissory note.  We would consider exercising our rights under the Security Agreement if the situation warrants this action.

The Company was in continuous communication with Core Systems Incorporated’s management relative to obtaining the $250,000 balance due with the December 24, 2008 payment.  The Company understood that Core Systems Incorporated was actively seeking additional financing in the form of debt or additional capital investment, receipt of which was delayed due to the deterioration of the capital and credit markets which adversely impacts the ability of companies to secure funding.  Core Systems Incorporated submitted payment in full on March 20, 2009.

The Company does not have any continuing involvement in the business of Core Systems Incorporated, nor do we share major customers, contracts, board members or voting interest.

SAB Topic 5 Miscellaneous Accounting E. requires that upon the divestiture of a subsidiary or other business operation we must assess whether the legal transfer of ownership of business operations has resulted in a divestiture for accounting purposes, the principal consideration being an assessment of whether the risks and other incidents of ownership have been transferred to the buyer with sufficient certainty.

SAB Topic 5 cites several circumstances wherein there exist continuing involvement by the seller in the business which may take the form of veto power over major contracts or customers, significant voting power on the board of directors and continued involvement in the continuing operations of the business entailing risks or managerial authority similar to that of ownership.  Other factors discussed in Topic 5 relative to whether incidents of ownership has, in substance, been transferred would include:  absence of significant financial investment in the business by the buyer;  repayment of debt which constitutes the principal consideration in the transaction is dependent upon the future successful operation of the business; or the continued necessity for debt or contract performance guarantees on behalf of the business by the seller.

As stated previously, the Company does not have continuing involvement in the business operations of Core Systems Incorporated, specifically:
•	we do not have effective voting power over major contracts or customers, nor do we share major customers;
•
election to the board of directors of Core Systems Incorporated is at the discretion of the investors of Core Systems Incorporated;  we do not share board members,  we do not have any voting power on Core Systems Incorporated’s board, nor does any member of Implant Sciences board of directors or senior management sit on the board of directors of Core System Incorporated;

•	we have no involvement in the management of the business operations of Core Systems Incorporated;
•	the financial investment in the business by the buyers, aggregating to $3,000,000, has been significant, of which $1,375,000 was paid at or prior to the closing of the transaction;
•	we have not guaranteed any of Core Systems Incorporated’s debt or their performance under any contracts.

The risks of the business have been transferred to the buyer.

In February 2008, Implant Sciences board of directors determined to sell C Acquisition Corporation (d/b/a Core Systems), its wholly-owned semiconductor subsidiary.  The assets to be sold were classified as held for sale in accordance with paragraph 30 of SFAS 144:
•	the board of directors, having the authority to approve the action, approved management’s plan to sell Core Systems;
•	the assets were immediately available for sale in their present condition, subject to terms that are usual and customary for sales of such assets;
•	the Company engaged Noblemen Group, LLC to locate a buyer;
•	the sale of Core Systems was expected to qualify for recognition as a completed sale within one year;
•	Core Systems was being actively marketed for sale at a price that is reasonable in relation to its current fair value;
•	No indications that it is unlikely that significant changes to the plan to sell Core Systems would be made or that the plan would be withdrawn.

In accordance with paragraph 43 of SFAS 144, in the period that a component of an entity has been disposed or is classified as held for sale, the income statement of a business enterprise for current and prior periods shall report the results of operations of the component, in discontinued operations.  As such, the Company reported the results of operations of its semiconductor business, C Acquisition Corp, in discontinued operations.   Further, in accordance with paragraph 42 of SFAS 144, the following two conditions must be met relative to reporting the results of operations of a component of an entity that either has been disposed of or is classified as held for sale in discontinued operations; the operations and cash flows of C Acquisition Corp were eliminated from the ongoing operations of Implant Sciences as a result of the disposal transaction and Implant Sciences did not have any continuing involvement in the operations of C Acquisition Corp after the disposal transaction.

Effective with the sale of C Acquisition Corp, direct cash flows associated with the revenue-producing and cost-generating activities of the entity ceased. Implant Sciences did not realize any migration of revenues or any continuation of activities from C Acquisition Corp, specifically, Implant Sciences did not generate revenues or incur expenses from the sale of similar products (semiconductors) or services to specific customers of C Acquisition Corp.  The continuing cash flows, being the receipt of interest income from seller-provided financing, would be deemed to be indirect cash flows.  The seller-provided financing does not provide Implant Sciences with the ability to influence the operating and financial policies of Core Systems Incorporated.  The extent to Implant Sciences involvement in the operations of Core Systems Incorporated is limited to the promissory agreement and the right conveyed by the promissory agreement to not enable Implant Sciences to exert significant influence over Core Systems Incorporated.  Given that the continuing cash flows are considered indirect and that Implant Sciences will not have significant continuing involvement in the operations of Core Systems Incorporated, we deem the classification of C Acquisition Corp as a discontinued operation to be appropriate.

Form 8-K filed December 1, 2008

5.	We note that you provided a pro forma financial income statement for the year ended June 30, 2008 and the interim period ended September 30, 2008. Please address the following:
•	Tell us why the consolidated actual amounts for the year ended June 30, 2008 are labeled as “unaudited.”
•
Explain why there are no revenues or expenses related to Core Systems.  Reconcile the pro forma presentation to the condensed results of operations for Core Systems that is presented in your Form 10-Q for the period ended December 31, 2008 on page 18.

•
Since the disposition had occurred but had not been reflected in your historical statements as a discontinued operation, it appears that pro forma income statements are required for the most recent two years and comparative interim period. Please explain why your presentation only includes one year and interim period.

We acknowledge the Staff’s comment relative to the pro forma financial income statement for the year ended June 30, 2008 and the interim period ended September 30, 2008 provided in Form 8-K filed December 1, 2008.

The pro forma financial statements included in Item 9.01 Financial Statement and Exhibits (b) Pro forma financial information were prepared in accordance with § 210-11-02 Preparation Requirements of Regulation S-X.  Specifically, § 210-11-02 (b) (5) states that the pro forma condensed income statement shall disclose income (loss) from continuing operations before nonrecurring charges or credits directly attributable to the transaction.  Further the instructions in § 210-11-02 (b) (8) state that historical statement of income used in the pro forma financial information shall not report operations of a segment that has been discontinued, extraordinary items, or the cumulative effects of accounting changes.  If the historical statements include such items, only the portion of the income statement through “income from continuing operations” (or the appropriate modification thereof) should be used in preparing the pro forma results.

Further,  § 210-11-02 (c)(2)(i) states that pro forma condensed statements of income shall be filed for only the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim period for which a balance sheet is required.  A pro forma condensed statement of income shall not be filed when the historical income statement reflects the transaction for the entire period.

The consolidated actual amounts for the year ended June 30, 2008 are taken from our audited financial statements for the year ended June 30, 2008, however, the insertion of the

June 30, 2008 data into the pro forma income statement was not audited.  Thus we labeled the June 30, 2008 data as “unaudited.”

Core Systems was reported as part of the discontinued operations for the year ended June 30, 2008, thus the revenues and expenses were reported in the loss from discontinued operations, below the loss from continuing operations.  Therefore, in accordance with
§ 210-11-02 (b) (5) the pro forma income statement is presented through loss from continuing operations.

Relative to the pro forma income statements presented,  § 210-11-02 (c)(2)(i) states that pro forma condensed statements of income shall be filed for only the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim period for which a balance sheet is required.  Based upon our interpretation of this section of Regulation S-X, we included pro forma income statements for the year ended June 30, 2008 and the quarter ended September 30, 2008.

Additionally, the company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the information included herein.  Please feel free to contact me at your earliest convenience, should you have any questions or comments.

Sincerely,
Implant Sciences Corporation

/s/  Roger P. Deschenes

Roger P. Deschenes
Vice President, Finance